

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

March 13, 2015

<u>**Via Email**</u>
Jared L. Landaw
Chief Operating Officer and General Counsel
Barington Capital Group, L.P.
888 Seventh Avenue
New York, New York 10019

Re: **The Eastern Company**
**Preliminary Proxy Statement filed on Schedule 14A filed by Barington Companies
Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital
Group, L.P., LNA Capital Corp., James A. Mitarotonda and Michael A. McManus,
Jr. (the "Barington Group")**
Filed on March 2, 2015
**Definitive Additional Soliciting Materials filed on Schedule 14A by the Barington
Group**
Filed March 10, 2015 by
File No. 001-35383

Dear Mr. Landaw:

We have reviewed your filings and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

Please respond to this letter by amending your filing, by providing the requested
information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances or do not believe an amendment is
appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all
      blanks. For example, revise to update information required by Item 5(b) of Schedule
      14A.

The Proposals, page 2

Proposal No. 1-Election of the Barington Group Nominees as Directors, page 2

2.   Please refer to the last sentence of the second paragraph in Mr. Mitarotonda's biographical sketch where Mr. Mitarotonda confirms that he will resign from one of the public company boards upon which he serves or is standing for election, if he is elected to Eastern's board. We note that if elected to Eastern's board, Mr. Mitarotonda would be elected to serve for a three year term. Given Mr. Mitarotonda's intentions with respect to his service on the other public company boards referenced in the biographical sketch, please clearly disclose whether Mr. Mitarotonda is reserving the right to resign from Eastern's board before the end of the three year term in circumstances involving Mr. Mitarotonda's subsequent nomination and election to another public company board.

Background of Proxy Solicitation, page 6

3.   Throughout this section, you refer to the series of suggestions the Barington Group made to company management regarding the company's operations and future performance. Please delineate specific plan(s) or proposal(s) the Barington Group and/or its nominees have regarding the Eastern Company. If there are no specific plans, revise to clearly state this fact.

4.   Please refer to our comment above and tell us supplementally whether any of the participants have been approached by or have approached any parties interested in entering into a strategic financial transaction with Eastern. Specifically, please advise us of whether arrangements have been negotiated between the participants and any other party that are contingent on the participants' nominees gaining board representation.

5.   Please revise to provide all the information required by Item 5(b) of Schedule 14A with respect to each participant. In this regard, we refer to the description of compensation and indemnification agreements/arrangements entered into between the Barington Group and Mr. McManus, as outlined in a February 19, 2015 letter from the Barington Group to the company, which is filed as an exhibit to the Barington Group's SC 13D filed on February 23, 2015.

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or provide the requisite support for the statements:

- references to the company's anemic growth and low returns on capital; and,
- the examples that were provided to company management that demonstrated how Barington's recommendations "helped improve long-term shareholder value at other publicly traded companies…"

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Solicitation of Proxies, page 10

7.   We note that you plan on soliciting proxies by mail, advertisement, telephone, facsimile, or in person... Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8.   Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Definitive Additional Soliciting Materials filed March 10, 2015

9.   It is not apparent that the comparative performance metrics that you have chosen to highlight necessarily are reflective of poor corporate governance, although this is implied by your statements. Please avoid such unqualified statements in future filings or provide further support and clarification for such statements. Refer generally to Rule 14a-9.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Peter Smith, Esq.
Kramer Levin Naftalis & Frankel, LLP